PAYSYS INTERNATIONAL, INC.
                               One Meca Way
                         Norcross, Georgia  30093


November 21, 1997


VIA EDGAR AND COURIER


Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  PaySys International, Inc.
          Withdrawal of Registration Statement on Form 8-A
          (File No. 000-23187) filed on October 8, 1997

Dear Sir or Madam:

PaySys International, Inc. (the "Company") hereby withdraws its above-referenced Registration Statement on Form 8-A filed on October 8, 1997 with respect to the registration under Section 12(g) of the Company's Common Stock. The Company requests withdrawal to avoid automatic effectiveness of the registration due to the pendency of the Company's Registration Statement on Form S-1 (File No. 333-37411) before the Commission.


Respectfully yours,



/s/ William J. Pearson
William J. Pearson
Senior Vice President